Filed by Thermon Group Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Thermon Group Holdings, Inc.

Commission File No.: 001-35159

Thermon Group Holdings, Inc Investor Presentation March 2026

2 Legal Disclosures I THERMON NON-GAAP FINANCIAL MEASURES Disclosure in this presentation of Thermon’s "Adjusted EPS," "Adjusted EBITDA," "Adjusted EBITDA margin," "Adjusted Net Income/(loss)," "Free Cash Flow," "Organic Sales," "OPEX Sales", "CAPEX Sales" and "Net Debt," which are "non-GAAP financial measures" as defined under the rules of the Securities and Exchange Commission (the "SEC"), are intended as supplemental measures of our financial performance that are not required by, or presented in accordance with, U.S. generally accepted accounting principles ("GAAP"). "Adjusted Net Income/(loss)" and "Adjusted EPS" (or "Adjusted fully diluted EPS") represent net income/(loss) before the impact of restructuring and other charges/(income), Enterprise Resource Planning ("ERP") system implementation related cost, costs associated with impairments and other charges, acquisition costs, amortization of intangible assets, tax expense for impact of foreign rate increases, and any tax effect of such adjustments. "Adjusted EBITDA" represents net income before interest expense (net of interest income), income tax expense, depreciation and amortization expense, stock-based compensation expense, acquisition costs, costs associated with restructuring and other income/(charges), ERP implementation related cost, debt issuance costs and costs associated with impairments and other charges. "Adjusted EBITDA margin" represents Adjusted EBITDA as a percentage of total revenue. "Free Cash Flow" represents cash provided by operating activities less cash used for the purchase of property, plant, and equipment. "Organic Sales" represent revenue excluding the impact of the Company's October 2024 acquisition of F.A.T.I. "OPEX Sales" represents Point-in-Time Sales plus Over-Time Small projects “(i.e., less then $0.5 million in total revenue). “CAPEX Sales” represents Over Time-Large Projects (i.e., equal to or greater than $0.5 million in total revenue).”. "Net Debt" represents total outstanding principal debt less cash and cash equivalents.. We believe these non-GAAP financial measures are meaningful to our investors to enhance their understanding of our financial performance and are frequently used by securities analysts, investors and other interested parties to compare our performance with the performance of other companies that report Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA margin or Adjusted Net Income. Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Organic Sales, OPEX Sales, CAPEX Sales and Free Cash Flow should be considered in addition to, and not as substitutes for, revenue, income from operations, net income, net income per share and other measures of financial performance reported in accordance with GAAP. We provide Free Cash Flow as a measure of liquidity. Our calculation of Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, OPEX Sales, CAPEX Sales and Free Cash Flow may not be comparable to similarly titled measures reported by other companies. For a description of how Adjusted EPS, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, OPEX Sales, CAPEX Sales and Free Cash Flow are calculated and reconciliations to the corresponding GAAP measures, see the sections of this release titled "Reconciliation of Net income to Adjusted EBITDA," "Reconciliation of Net income to Adjusted Net Income and Adjusted EPS," "Reconciliation of Point-in-Time and Over-Time Sales to OPEX Sales and CAPEX Sales" and "Reconciliation of Cash Provided by Operating Activities to Free Cash Flow." We are unable to reconcile projected fiscal 2026 Adjusted EBITDA and Adjusted EPS to the most directly comparable projected GAAP financial measure because certain information necessary to calculate such measures on a GAAP basis is unavailable or dependent on the timing of future events outside of our control. Therefore, because of the uncertainty and variability of the nature of and the amount of any potential applicable future adjustments, which could be significant, we are unable to provide a reconciliation for projected Fiscal 2026 Adjusted EBITDA and Adjusted EPS without unreasonable effort. March 2026

3 Legal Disclosures II No Offer or Solicitation This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It This communication includes information with respect to the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication. Participants in the Solicitation CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197. Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above. March 2026

4 Legal Disclosures III Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. In addition, other factors that may adversely impact Thermon, include, among others, (i) future growth of Thermon’s key end markets and related capital investments; (ii) our ability to operate successfully in foreign countries; (iii) uncertainty over and changes in administrative policy; (iv) general economic conditions and cyclicality in the markets we serve; (v) Thermon’s ability to successfully develop and improve Thermon’s products and successfully implement new technologies; (vi) competition from various other sources providing similar heat tracing and process heating products and services, or alternative technologies, to customers; (vii) Thermon’s ability to deliver existing orders within Thermon’s backlog; (viii) Thermon’s ability to bid and win new contracts; (ix) the imposition of certain operating and financial restrictions contained in Thermon’s debt agreements; (x) Thermon’s revenue mix; (xi) Thermon’s ability to grow through strategic acquisitions; (xii) Thermon’s ability to manage risk through insurance against potential liabilities (xiii) changes in relevant currency exchange rates; (xiv) tax liabilities and changes to tax policy; (xv) impairment of goodwill and other intangible assets; (xvi) Thermon’s ability to attract and retain qualified management and employees, particularly in Thermon’s overseas markets; (xvii) Thermon’s ability to protect Thermon’s trade secrets; (xviii) Thermon’s ability to protect Thermon’s intellectual property; (xix) Thermon’s ability to protect data and thwart potential cyber-attacks and incidents; (xx) a material disruption at any of Thermon’s manufacturing facilities; (xxi) Thermon’s dependence on subcontractors and third-party suppliers; (xxii) Thermon’s ability to profit on fixed-price contracts; (xxiii) the credit risk associated to Thermon’s extension of credit to customers; (xxiv) Thermon’s ability to achieve Thermon’s operational initiatives; (xxv) unforeseen difficulties with expansions, relocations, or consolidations of existing facilities; (xxvi) potential liability related to Thermon’s products as well as the delivery of products and services; (xxvii) Thermon’s ability to comply with foreign anti-corruption laws; (xxviii) export control regulations or sanctions; (xxix) environmental and health and safety laws and regulations as well as environmental liabilities; and (xxx) climate change and related regulation of greenhouse gases. Any one of these factors or a combination of these factors could materially affect Thermon’s future results of operations and could influence whether any forward-looking statements contained in this annual report ultimately prove to be accurate. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov. All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication. Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.using the sources indicated above. March 2026

5 Our Purpose, Vision and Values March 2026 Thermon is a diversified industrial technology company and a global leader in industrial process heating, temperature maintenance, environmental monitoring, and temporary power distribution solutions. We deliver engineered solutions that enhance operational awareness, safety, reliability, and efficiency to deliver the lowest total cost of ownership. We transfer the warmth needed to make life work Purpose To be the world leader in industrial process heating solutions Vision Care Commit Collaborate Values

6 83% 17% OPEX Sales1 CAPEX Sales2 T y p e Trailing Twelve Months Highlights4 30% 36% 13% 7% 4% 3% 7% O&G General Industries & Other Chemical / Petrochemical Commercial Power Renewables Strategic Adjacencies3 E n d M a r k e t 49% 31% 13% 7% USLAM CAN EMEA APAC G e o g r a p h y $522M Total Revenue 45.4% Gross Margin 22.6% Adj. EBITDA Margin $2.13 Adjusted EPS $55M Free Cash Flow $36M Share Repurchases $549M Total Bookings 1.05x Book-to-Bill 70% Diverse Mkt. Sales $100M 3D Initiatives Revenue 27 New Products 0.8x Net Leverage 1. "OPEX Sales" (non-GAAP) represents Point-in-Time Sales plus Over Time - Small Projects. See table "Reconciliation of Point-in-Time and Over-Time Sales to OPEX Sales.“ 2. “CAPEX sales” (non-GAAP) represents large projects tied to our customers’ capital expenditure budgets and are comprised of more than $0.5 million in total revenue 3. Includes Mining & Mineral Processing, Maritime / Shipbuilding, Semiconductors, Pharmaceutical & Biotechnology, Rail and Transit, Food & Beverage, and Data Centers 4. Trailing Twelve Months as of December 31, 2025 March 2026

Strong Historical Financial Performance 7 • Western Hemisphere momentum continues to drive recent growth • Backlog remains near record levels with attractive margins • Small projects and maintenance revenues driven by customer OPEX spending March 2026 $276 $356 $441 $495 $498 $522 1.03 1.11 1.04 0.95 1.08 1.05 FY21 FY22 FY23 FY24 FY25 FY26 • Executing on commitment to profitably grow the business • Recent and continuing investment in R&D, centers of excellence, and digital transformation enabling OPEX leverage $36 $58 $93 $104 $109 $118 13% 16% 21% 21% 22% 23% FY21 FY22 FY23 FY24 FY25 FY26 3% 6% 10% 11% 11% 11% FY21 FY22 FY23 FY24 FY25 FY26 • Delivering value for investors • Intend to deploy capital at attractive long-term returns • Aligned investor returns with long-term management incentives Total Revenue ($M) & Book-to-Bill Adj. EBITDA1 ($M) & Margin (%) ROIC2 3 3 3 1. See table, “Reconciliation of Net Income to Adjusted EBITDA” 2. ROIC defined as net operating profit after taxes (“NOPAT”) divided by average invested capital 3. Trailing Twelve Months as of December 2025

Thermon's Stand-Alone Strategic Pillars

PROFITABLY GROW INSTALLED BASE

- Apply industry leading process heating technology to solve the world's most difficult thermal engineering problems
- Support ongoing customer operations with upgrades, expansions and maintenance
- Deliver continuous improvement to drive margin expansion

DECARBONIZATION, DIGITIZATION & DIVERSIFICATION

- Leverage existing Thermon solutions and new product development to meet customers' decarbonization and electrification needs
- Industry-leading controls and monitoring to digitize and optimize maintenance
- Diversify end market exposure into higher growth and defensive markets to deliver above market growth while reducing earnings volatility through economic cycles

DISCIPLINED CAPITAL ALLOCATION

- Drive organic growth through investments in technology and people
- Prioritize debt paydown and inorganic growth opportunities that exceed WACC by year 3
- Actively returning capital to shareholders via refreshed $50MM share repurchase authorization
- Target 1.5x – 2.0x Net Debt to Adjusted EBITDA leverage under normal conditions

Execution on strategic pillars combined with dedicated focus on operational excellence drive long-term shareholder value creation

March 2026 8

9 Uniquely Positioned to Grow Our Installed Base March 2026 Sustainable competitive advantages support long-term profitable growth Best-in-class reputation Strategically positioned with Decarbonization initiatives Technology-enabled end-to-end solutions are “one-stop-shop” Industry-leading portfolio of certifications Provide solutions through product lifecycle to capture additional market share Current suite of solutions meet shifting requirements 85+ Countries with Installed Assets 590+ Global Certifications 9K+ Projects Over Past 4 Years ~200 Engineers, Designers, & Project Personnel

Key Secular Trends Provide Long-term Tailwinds for Growth

Electrification
~8% CAGR[1]

Power Infrastructure
~8% CAGR[2]

Data Centers
~20%+ CAGR[1]

LNG
~13% CAGR[3]

Reshoring
~5% CAGR[3]

Sustainable Competitive Advantages

- Substantial investment to build and maintain a robust certification portfolio
- Direct sales model and customer relationships
- Global installed base
- Capacity and technology to execute world's largest projects
- Well-positioned to pursue inorganic growth
- Deep breadth of end-to-end solutions
- Investing to continue to lead
- Commitment to innovation through R&D and M&A
- Software, engineering, and technical services expand our moat

March 2026

1. 9-Year Compound Annual Growth Rate (CAGR); 3rd party industry research
2. Power Generation Market Size, Share and Trends 2026 to 2035, Precedence Research
3. 5-Year CAGR; GlobeNewswire

10

Multiple Growth Engines: New Products and Growth in Capital Spending

Liquid Load Banks

2x Quote Log Growth	Quote log **expanded from ~$30M to ~$71M** from September 2025, reflecting accelerating customer interest
24 Units Shipped	Making **Thermon's entry into the market**, Design-to-first-delivery timeline demonstrates strong cross-functional execution
44 Units Ordered	Early customer orders demonstrate growing market traction. Active engagement with owners/operators, commissioning firms, HVAC contractors and rental partners.
Scaling Manufacturing	After a successful launch phase, we are now standing up a dedicated production lines to support growth.

Medium Voltage Heaters

Expanding **Quote** Log	Current pipeline has expanded to **over +$180M** **Leveraging Thermon's relationships** with existing customers in chemical, general industrial, oil & gas and food & beverage end markets
3 Units Ordered	Secured a 3rd order, increasing **backlog to $11M**
Scaling Manufacturing	Scaling manufacturing by leveraging our global footprint and deep operational know-how to support growing customer demand

Product Innovation driving ~5–7% growth in FY27

1. Thermon internal market study

March 2026

11

12 R&T Data Center Leveraging Digital Technology Across the Breadth of Thermon Solutions Genesis Network Installed base growing to 90K Circuits +51% in FY 2026 Digitization enables growth—Electrical Heat Tracing (EHT), Rail and Transit (R&T), Liquid Load Banks (LLB) and Commercial expansion Industrial customers need real-time operational awareness and analytics to provide actionable insights Thermon’s digital capabilities are not just add-ons—they’re core to our value proposition Data unlocks predictive maintenance, performance optimization, and energy efficiency Digitization creates customer value, improves retention, and drives enhanced returns March 2026 Genesis Network Adoption FY2024 FY2025 FY2026 Prior Year Circuits New Circuits Added +89% +51% +324% 1 Strong Progress on Digitization Strategy 1. New circuits added from April 1, 2024 to December 31, 2025

FY2017 FY2026 March 2026 13 Revenue Business Mix ($M) Products2 Small Projects1 Large Projects3 1. Over Time – Small: <$500K, maintenance, repair, and small upgrades on our installed base 2. Point-in-Time: materials, maintenance, repair, and small upgrades on our installed base 3. Over Time – Large: >$500K, aligned with customers’ capital spending budgets 1 7 % CAPEX 66% OPEX 3 4 % CAPEX 83% OPEX $522 $264 CAPEX OPEX Large Projects2 (>$500K) Small Projects3 (<$500K) Products (Upgrades / Expansions) Services (Maintenance) Revenue Split1 ~20% ~10% ~70% Avg. Gross Margin 20 – 30% 30 – 45% 40 – 50% 50 – 65% CAPEX / OPEX Digital Solutions 50 – 60% Avg. Margin Hardware + Install Services Software Monitoring + Maintenance Additional Materials Controller Upgrades / Analytics Consistent, stable, high margin OPEX revenue overlayed with substantial CAPEX projects Shifting Mix to Drive Profitability and Predictability

14 Compelling Opportunities March 2026 • Leading Global Brand in high value, diversified end markets with mission critical technology and high barriers to entry, supported by culture of operational excellence • Large Installed Base with loyal customers and resilient aftermarket franchise • Exposure to Sizeable Growth Opportunities in high-growth energy transition and decarbonization, chemicals/petrochemicals, power, data centers, onshoring in North America and infrastructure • Strong & Flexible Balance Sheet with high margin, low capital investment model that yields significant free cash flow

15 CECO Environmental + Thermon Group1 Protecting people, the environment, and industrial equipment — built for scale, positioned for growth, engineered for resilience. Creating a Global Industrial Leader in Delivering Mission-Critical Environmental and Thermal Solutions 1 Information, including forward-looking information, regarding CECO in this presentation is the responsibility of CECO and was provided by CECO for use in this presentation, Thermon is not adopting CECO guidance

16 Bruce Thames Chief Executive Officer, Thermon Group The Transaction: Investment Thesis CECO is a high-performance growth company. Pipeline at record levels. Power exposure stronger than ever. Thermon is a highly profitable, ~ 85%-recurring-revenue platform. Deal terms are fixed. Combined: Premier Industrial with sustained double-digit growth, ~20% Adj. EBITDA. o Creates Immediate “Rule of 30 / Rule of 40” Company: Strong Double-Digit Growth Combined with ~ 20% Adjusted EBITDA Margins o Low Leverage: ~ 2.5x Net Leverage at Deal Closing o Transaction Terms: $10 Cash + 0.684 Shares of CECO Stock. Expected to Close Mid-2026 o More Scale. Balanced Business Mix. Enhanced Global Footprint. Commercial Synergies via Pipeline Visibility + Industrial Solutions o Integration Readiness: CECO Experience Integrating Co’s + Similar Cultures / ERP / Locations / Industrial Focus o Cost Synergies of $40M .75% Actions Completed by End of 2027 Forward-looking statements. Subject to shareholder and regulatory approvals. Source: CECO management, public filings. 20% includes $40M of run-rate synergies to be achieved by year 3 Net leverage assumes 50% synergy credit to Proforma Adjusted EBITDA

17 Leadership Conviction “Thermon adds highly complementary heating and thermal capabilities supported by attractive secular growth drivers, along with strong margins, disciplined execution, and a culture aligned with our own. Together, we will build on our shared histories to deliver a broader, more integrated set of mission-critical solutions for our customers and drive long-term growth and value for our stakeholders.” Todd Gleason Chief Executive Officer, CECO Environmental Bruce Thames Chief Executive Officer, Thermon Group A Shared Vision for the Future – Stronger Together “This transaction expands the portfolio of solutions we can now offer our customers while creating a business with greater scale to enable and accelerate profitable growth. CECO’s capabilities and aligned cultural values, make it the an exceptional combination for Thermon as we continue to grow to meet the needs of our expanding customer base.” Engineered for sustained growth, premier performance, and enduring value creation.

Creating a Global Industrial Leader in Delivering Mission-Critical Environmental and Thermal Solutions

Built for scale. Positioned for growth. Engineered for resilience.

COMBINATION FRAMING

Niche Leadership

Creates a leading portfolio of niche industrial system, product, and service solutions for global industrial and power end markets with strong primary sales presence and deep customer relationships.

Global Scale & Reach

Combined operations spanning multiple continents, with manufacturing, engineering, project execution, and service capabilities in every major industrial region.

Broad Installed Base

Brings together 75+ years of combined installations and product deliveries to provide a vast installed base from which to generate substantial high margin recurring and replacement revenue.

Resilient Business Model

Complementary business model enhances growth, margins, diversification, and customer network with balanced short- and long-cycle revenue streams.

18

March 2026 19 CECO Environmental Stand Alone: A Leading, Diversified Industrial Growth Company Transformation Well Underway …

20 CECO FY Orders: Leading Solutions & Position + Right Markets = Sustainable Growth March 2026 Orders Up ~60% YoY to $1.1B in 2025. 2026 raised to >$1.5B on $6.5B+ pipeline. $527M 1.25x 2022 $580M 1.1x 2023 $667M 1.2x 2024 $1.1B 1.4x 2025 > $1.5B > 1.5x 2026E CAGR ‘22 – ’26: 30% + Power Markets: Remains in Super-cycle mode + Natural Gas / Energy Infrastructure + Global Industrial Water and Wastewater = Reshoring Industrial Remains Balanced = Global Semiconductor & Electronics Investing + Investments in Talent, Incentives and Systems Up ~60% YoY Up >40% YoY

21 CECO’s Uninterrupted Top Line Growth With Consistent Margin Expansion March 2026 Revenue up 125% from 2022 while Expanding Gross Profit margins +500 bps and Adjusted EBITDA margins + 200bps. * CECO 2026 Midpoint of current guidance. FINANCIAL TRAJECTORY FY22 FY23 FY24 FY25 Revenue $423M $545M $558M $774M GP % 30% 31% 35% 35% Adj. EBITDA $42M $58M $63M $90M Adj. EBITDA % 10% 11% 11% 12% $6.5B+ ACTIVE PIPELINE +125% REV GROWTH FY22–26 +500bps GP EXPANSION "The visibility and confidence we have in our sales pipeline — which now exceeds $6.5 billion — solidifies our ability to maintain strong, double-digit organic growth for the foreseeable future." Todd Gleason, CEO — March 12, 2026 END MARKET MIX (FY25E) 50% 25% 25% Revenue Mix ~ 70% Long vs ~ 30% short cycle FY26* $950M Mid 30s $125M Low Teens Value Creation Drivers Secular Market Trends Organic & Inorganic Investments Investments in Talent & Capabilities Disciplined Capital Allocation Project Execution & Value Engineering Appropriate Cost Management Highly Engineered Solutions Standard – Lightly Engineered Solutions Short cycle/Parts / A'M

22 CECO Provided Full Year 2026 Outlook (Updated by CECO in February 2026) March 2026 Note: All financial data is non-inclusive of the Thermon combination. Initial Guidance Oct’25 Updated FY Outlook (Standalone CECO) Orders/B-2-B (book to bill) > 1.1x > $1B > 1.5B Off To Great Start Revenue ($M) 850 – 950 925 – 975 YoY +23% at midpt. Adj. EBITDA ($M) 110 – 130 115 – 135 YoY +38% at midpt. YoY +145bps Adj Free Cash Flow % of Adj. EBITDA 50 – 60% 50%+ • Record YE2025 backlog; >65% converting in ‘26 • Power and Industrial Water Projects underway • Ongoing OpEx Productivity + SG&A leverage • Wave 1 of CECO’s 80/20 journey • Strong FCF finish to 2025 - expect to continue 2026 • Increased focus on working capital management − Receivables / DSO Reduction program − Improved Inventory Management with ERPs − Consolidating Supplier Payables processes • Record Pipeline of Opportunities of ~ $6.5B KEY DRIVERS

Why Now?

Unique Timing = Dual Momentum. Accelerates Strategy. Solidifies Long Term Exceptional Shareholder Value. Scale Matters.

FORCE 01 · STRUCTURAL DEMAND

Largest Gas Turbine Cycle in a Decade

>$1.5B
Active Power Pipeline

Thermon adds thermal side of the same contract

FORCE 02 · GROWTH COMPANY

Transformed Portfolios

+14%

Adj. Core CAGR vs. +8% Reported

Diversification and NPI not yet priced by the Market

FORCE 03 · UNIQUE WINDOW

Windows Don't Stay Open

Double-Digit+
Top Line Growth
Opportunity to Create "Rule of 30 / Rule of 40" Co.

Early Innings of Diversification Revenue Translates in Multi Year Period of Continued Growth Opportunity

NOW
THE WINDOW

PLATFORM LOCK-IN

Integrated Commercial Offerings

Air quality + heat management in the same power application, same facility. $30B+ combined TAM.

Datacenter + General Industrials + Industrial Water

SCALE — IMMEDIATE

CECO 2030 Vision. Delivered in 2026

$1.5B revenue, ~20% Adj. EBITDA, 85 countries — at close. Accelerates strategic capabilities.

CONTINUE TO EDUCATE INVESTORS

Synergy Upside Not Yet Fully Appreciated

$40M+ run-rate by Year 3 — bolsters already strong, accretive transaction

THERMON March 2026 23

CECO's 2030 Vision = Accelerated ... Will Reset to Drive More

Scale Matters, NOW.

CECO 2030 VISION — ORGANIC PLAN [Pre-THERMON]		Thermon Accelerates → 4–5 Yrs Early	DELIVERED — YEARS AHEAD OF PLAN VIA TRANSACTION	
Revenue Target	**$1.5B+**		Revenue Target	**~$1.5B ✓**
Adj. EBITDA Margin	**18–20%**		Adj. EBITDA Margin	**~19.5% ✓**
Growth Model	**Organic**		Growth Model	**Organic+ ✓**
Timeline	**2030**		Timeline	**2026 ✓**

SCALE

$1.5B
Company Sales

Achieved at close vs. 2030 organic target. Largest-ever order pipeline supports continued acceleration.

RECURRING / SHORT-CYCLE

~ 50%
Annuity

Thermon's OpEx model adds durability CECO couldn't have built organically for years. Rerate potential.

GLOBAL REACH

85
Countries

Thermon's 85-country service network opens markets CECO was years away from entering alone.

WHAT'S NOW POSSIBLE

Faster than projected

With $6.5B pipeline, record backlog, and Thermon's annuity base — the growth ceiling is higher than 2030 ever contemplated.

THERMON March 2026 24

Secular Market Tailwinds in Energy, Water, Air and General Industrials

CECO Complex Engineered Solutions meets Thermon Operational Excellence. CECO Growth Strategy meets Thermon Margin Discipline.



CECO Revenue
Thermon Revenue
$1.16B
THR
CECO
FY24
$1.32B | 14% YoY
THR
CECO
FY25
~$1.52B | 15% YoY
THR
CECO
FY26E
Run Rate

Combined Revenue at Close

~$1.5B

CY26E Run Rate · Platform of Scale

COMBINED ADJ. EBITDA (2026 Run Rate)*

~$290M

EBITDA MARGIN

~19.5% incl. run-rate Yr-3 synergies

SYNERGY PLAN

$40M+ Run-rate by Year 3

COMBINED TAM

$30B+ Across power, water, industrial

Source: CECO + Thermon joint investor presentation, Feb. 24, 2026. FY profile is on a proforma basis
* Combined Adjusted EBITDA includes $40M of year-3 run-rate synergies

March 2026 25

40M+ Run-Rate Synergies by Year 3

Three high-confidence synergy buckets — fully realized by Year 3. Deal is accretive on standalone numbers alone.



> $40M
$40M
PowerGen
Datacenters
General Industrials
Natural Gas
PubCo | G&A
Procurement Supply Chain
Manufacturing Footprint
Year 3 Run-Rate
Commercial Synergies
Year 3 Full Potential

Cost Synergies Plan assimilated by both management teams.

Commercial Synergies not included in base model but not forgotten.

RUN-RATE BY YEAR 3

$40M+

Cost synergies · fully realized

Zero priced into the deal.

Deal is accretive on standalone numbers alone. Every dollar of synergy capture is pure upside to the combined platform.

Thermon runs Thermon.

No ERP migration. No forced integration. Autonomous operations preserved — synergies captured through collaboration, not disruption.

Pre-Synergy Adj. EBITDA	Full Synergy Adj. EBITDA
$256M	**~$296M**

March 2026 26

Three Deliberate Pivots Already Generating Revenue.

Thermon has three deliberate pivots away from commodity heat tracing: Decarbonization, Digitization, and Diversification. Each is already generating revenue. CECO's scale, channels, and capital accelerate every one.

INITIATIVE 01	INITIATIVE 02	INITIATIVE 03
Decarbonization *Gas-to-electric conversion at scale*	**Digitization** *Hardware company becomes a platform*	**Diversification** *O&G was 58%. Now 28%. Still falling.*
Medium Voltage electric heaters: only two known competitors, TAM expanding 3× to $7.5B+. Saudi Aramco AVL approved. 24 projects targeted.	Genesis Network IoT SaaS: ~90K+ circuits, AI analytics roadmap. Liquid load banks for data centers at 20%+ CAGR — Thermon manufactures; competitors assemble.	Market share gains versus primary incumbent in commercial heat tracing (36% CAGR target) and winning Rail & Transit (27% CAGR). O&G now 28% of revenue — was 58%.
CECO IMPACT CECO air quality is required on the same MV electrification projects — one combined bid.	**CECO IMPACT** CECO's power pipeline is a direct Genesis Network upsell opportunity at every gas turbine facility.	**CECO IMPACT** CECO's industrial water and power customers are Thermon's target adjacencies — $1.5B platform opens channel access they cannot reach alone.
$47M FY29E REV · **3×** TAM GROWTH	**~90K+** CIRCUITS · **20%+** MKT CAGR	**72%** NON-O&G · **36%** COMM CAGR

CECO SCALE · CHANNELS · CAPITAL — ACCELERATES EVERY INITIATIVE

March 2026

27

Three Structural Waves. Non-Discretionary Demand.

Three structural markets where CECO and Thermon are both already positioned — driven by policy mandates, capital investment cycles, and tightening environmental compliance requirements, not spot demand.

001 — NATURAL GAS POWER

>$1B

Power generation pipeline

THE WAVE

AI data center buildout + gas grid reliability mandates are driving the largest gas turbine cycle in a decade. CECO exhaust, NOx/VOC, acoustic, and thermal systems are on every project.

CECO + THERMON EDGE

Air quality + heat tracing — same turbine, one vendor, one call.

Source: EIA Annual Energy Outlook

002 — INDUSTRIAL WATER

$120B+

Total addressable market

THE WAVE

Semiconductor fabs, pharma plants, and industrial facilities face tightening water discharge and treatment compliance. CECO's filtration and separation technology is mandated — not optional.

CECO + THERMON EDGE

Process water + heat tracing — same facility, same contract, neither can do it alone.

Source: Global Water Intelligence

003 — INDUSTRIAL RESHORING

$1.2T+

U.S. manufacturing capex announced

THE WAVE

Section 232 tariffs and domestic content mandates are pulling manufacturing back to the U.S. at scale. Every new plant needs air quality permits and process heating from day one.

CECO + THERMON EDGE

Thermon's 85-country service network + CECO's permitting expertise — global build, U.S. compliance.

Source: Global X ETFs · Section 232 Proclamation, Jan. 2026

THERMON March 2026 28

Two Companies
Combination Creates Premier Industrial Leader

CECO is a breakout growth company. Pipeline at record levels. Power exposure stronger than ever.

Thermon is a profitable, 84%-recurring-revenue platform transformed over eight years. Deal terms are fixed.

Combined: Premier Industrial with sustained double-digit growth, ~20% Adj. EBITDA.

FINANCIAL PROFILE

>$1.5B	~20%	DD+	$6.5B+
2026 ORDERS	COMBINED EBITDA	COMBINED GROWTH	ACTIVE PIPELINE

DEAL PROFILE

$10 Cash	≤$330M	Mid-2026	2.5×
+ 0.684× SHARES	HARD CASH CAP	EXPECTED CLOSE	NET LEVERAGE

Forward-looking statements. Subject to shareholder and regulatory approvals. Source: CECO management, public filings.

March 2026

29

FY26 THIRD QUARTER RESULTS

Third Quarter 2026 Highlights March 2026 • Q3 revenue increased 10% driven by improved trends in CAPEX sales activity and pricing benefits • Adjusted EBITDA increased 12%; margin of 24.2% (up 50 bps y-o-y) illustrative of earnings capacity of the business • Positioned to benefit from several favorable secular demand trends— including Artificial Intelligence (AI) driven data center build, reshoring, electrification, decarbonization, LNG and rising power demand; bid pipeline up 8% • Orders for the quarter increased by 14% year-over-year, resulting in a book-to-bill ratio of 1.1x • Delivered first order for the new Poseidon Liquid Load Bank data center testing solution; robust activity with quote log expanding to ~$60M, nearly doubling sequentially • Net leverage at 0.8x and $141 million in available liquidity providing support for continued growth investments 31

Q3 FY26 Operating Highlights

- Revenues increased 10% driven by more favorable spending trends, including improved trends in large projects, and strong pricing benefits
  - OPEX Sales2 +5% as reported
  - CAPEX Sales3 +37% YOY
- Gross profit margin was 46.6% during the third quarter, up from 46.2% last year, improved profitability in CAPEX and OPEX sales, driven by efficient execution and pricing benefits.
- Adjusted EBITDA was up 12% due to the strong revenue growth and improved gross margins.
- Record incoming order levels +14% year-over-year; book-to-bill1 for the quarter was 1.1x
- Backlog increased 10% due to continued bookings momentum.

US$ millions, except per share data	FY26 Q3	FY25 Q3	YOY%
Revenue	$147.3	$134.4	9.6%
Gross Profit	$68.7	$62.1	10.5%
Net Income	$18.3	$18.5	(1.1%)
Adjusted EBITDA	$35.6	$31.8	11.9%
EPS	$0.55	$0.54	1.9%
Adjusted EPS	$0.66	$0.56	17.9%
Orders	$158.2	$138.6	14.1%
Book-To-Bill[1]	1.1x	1.0x	0.1x
Backlog	$259.4	$235.6	10.1%

1. Book-to-bill ratio defined as orders/revenue
2. "OPEX Sales" (non-GAAP) represents Point-in-Time Sales plus Over Time - Small Projects. See table "Reconciliation of Point-in-Time and Over-Time Sales to OPEX Sales."
3. "CAPEX sales" (non-GAAP) represents large projects tied to our customers' capital expenditure budgets and are comprised of more than $0.5 million in total revenue

THERMON March 2026 32

Balance Sheet & Cash Flow March 2026 • Free cash flow of $13 million, up from last year reflecting the healthy operating performance • Leverage of 0.8x down from third quarter last year, reflecting continued financial discipline and balance sheet strength • Conservative leverage and total available liquidity of $141 million provide flexibility to pursue strategic initiatives 33 1. Working Capital equals Accounts Receivable plus Inventory less Accounts Payable. Cash and Cash Equivalents $46.9 $38.7 21.2% Total Debt $143.1 $153.4 (6.7%) Net Debt/Adj. EBITDA 0.8x 1.1x (0.3)x Working Capital1 $190.0 $177.2 7.2% WC % of TTM Revenue 36.4% 36.0% 36 bps US$ millions FY26 Q3 FY25 Q3 YOY% Net Income $18.3 $18.5 (1.1%) Depreciation & Amortization $5.7 $5.6 1.8% Change in Working Capital ($17.6) ($22.1) (20.4%) Other $11.6 $7.8 48.7% CFOA $18.0 $9.8 83.7% CAPEX ($4.9) ($1.4) 250.0% Free Cash Flow $13.1 $8.4 56.0% FCF % of NI 71.6% 45.4% 2618 bps US$ millions FY26 Q3 FY25 Q3 YOY% SELECTED BALANCE SHEET SELECTED CASH FLOW

34 FINANCIAL RECONCILIATIONS

Reconciliation of Net Income to Adjusted EBITDA March 2026 35 1. Fiscal 2026 charges associated with cost-cutting Measures. Fiscal 2025 charges associated with cost-cutting measures including reduction-in- force and facility consolidation, of which $0.1 million are in cost of sales. 2. Fiscal 2025 charges relate to the January 2024 Vapor Power acquisition and October 3. Debt issuance costs related to refinancing the Company's credit facility. Unaudited, in thousands

Reconciliation of Net Income to Adjusted Net Income and Adjusted EPS March 2026 36 1. Fiscal 2026 charges associated with cost-cutting Measures. Fiscal 2025 charges associated with cost-cutting measures including reduction-in- force and facility consolidation, of which $0.1 million are in cost of sales. 2. Fiscal 2025 charges relate to the January 2024 Vapor Power acquisition. 3. Debt issuance costs related to refinancing the Company's credit facility. Unaudited, in thousands except per share amounts

Reconciliation of Cash Provided by Operating Activities to Free Cash Flow March 2026 37 Unaudited, in thousands

Reconciliation of Point-in-Time and Over-Time Sales to OPEX Sales March 2026 38 Unaudited, in thousands

39 APPENDIX

March 2026 40 FOOD & BEVERAGE Bulk Food Processing & Drying Dairy Processing Distilling and Brewing CHEMICAL Chemical Processing Fertilizer Plant Pharmaceutical POWER GENERATION Combined Cycle Power RENEWABLE ENERGY Nuclear Power Concentrated Solar Wind Power Hydrogen Plant Biofuels Sustainable Aviation Fuels Thermal Energy Storage OIL & GAS Bitumen & Oil Production LNG Liquification LNG Terminal Transmission Pipeline Coking Unit Distillation Units Air Separation Catalytic Reforming Fluid & Gas Cracking Sulfur Recovery Carbon Capture RAIL AND TRANSIT Train Switching Commuter Train COMMERCIAL Wastewater Treatment Hot Water & Steam Systems Fire Sprinkler Systems Roof & Gutter Heating STRATEGIC ADJACENCIES Semiconductor Mining & Minerals EV Battery Manufacturing 7 8 3 21 17 16 18 28 27 26 32 34 33 29 5 4 6 19 1 24 15 23 22 Broad Range of Addressable Markets 30 31 2 20 25 10 13 11 12 14 9 34 32 33 30 31 26 27 4 5 6 7 1 2 3 15 16 17 18 19 20 21 22 23 11 12 13 14 8 9 10 24 28 29 25 Decarbonization March 2026

Product Overview

	Heat Tracing	Heating Systems	Transport Heating	Temp. Power Solutions	Tubing Bundles	Powerblanket
Total Revenue[1]	~52%	~34%	~14%			
Key Products	• Cables • Heat Transfer Compounds • Steam Tracing Products • System Accessories • Heat Tracing Cables • Controls & Monitoring Systems • Tank & Hopper Heating Products	• Liquid Load Banks • Electric Air and Space Heaters • Filtration Systems • Explosion Proof Gas Catalytic Heaters • Engineered Systems • Electric Explosion Proof Heaters • Proof Duct for Harsh Environments • Steam and Hot Water Boilers • Thermal Fluid Heaters and Supercritical Steam Generators	• Forced Air Heaters • Strip Heaters • Rail Heating • Track and Switch Heaters • Control Panels • Air Curtains	• Main Distribution Centers • Temp. Power Distribution for Hazardous Areas • LED Light Towers • General Purpose Cords • Stepdown Transformers	• Electric Heating Tubing Bundles • Pre-insulated Tubing Bundles • Steam of Fluid Heated Tubing Bundles	• Container Temperature Control • Flat Heated Blankets • Snow Melting Mats • Customized Heaters • Gas Cylinder Warmers

1. Trailing Twelve Months revenue of $522MM, as of Q3 FY2026

THERMON March 2026 41

March 2026 42 Industrial Heating Applications Broad portfolio of solutions to enable the energy transition through decarbonization and electrification Shell & Tube Heat Exchangers Steam Traced Piping systems Gas-fired Process Heaters Vaporizers Fluid Reboilers Preheating Service Catalyst Regeneration Buk Fluid Storage Tanks Analyzer Shelters Warehouse & Maintenance Electric/Electr ode Boilers ✓ ✓ ✓ Immersion Heaters ✓ ✓ ✓ ✓ ✓ ✓ ✓ Environmental Heaters ✓ ✓ ✓ ✓ Circulation Heaters ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ Electric Heat Tracing ✓ ✓ ✓ ✓ ✓ ✓ ✓ CEMS Bundles ✓ ✓ ✓ ✓ ✓ Removable (Blanket) Heat ✓ ✓ ✓ ✓ ✓ ✓ ✓ Applications in Typical Process Plant Opportunities • Provide existing Thermon products to a growing market • Support diversification strategy through decarbonization solutions • Enable customers to meet their sustainability goals

March 2026 43 Customers We Serve

March 2026 44 The Energy Transition is a Significant Opportunity… Estimated U.S. Energy Consumption in 20221 100.3 Quads (1 quad = 1 quadrillion BTUs) Substantial Runway Very early stages of decarbonization and electrification for Industrial heating applications 35% Of U.S. energy in 2022 consumed by all Industrial applications (largely unchanged since 2010) 13% Of energy for Industrial applications came from electricity 95% Of energy used for Industrial heat comes from non-electric sources2 ~80% can be converted to electric with existing technology 1. Lawrence Livermore National Laboratory and the Department of Energy 2. Thermon market study, as of 2020

Case Study | Deepening Customer Relationship

Background

U.S. Gulf Coast operations of a global petrochemical company requiring process heating solutions

CAPEX
- Thermon began partnering with company for CAPEX project in 1970
- 10,000s of heat trace circuits & 100s of control panels

MRO / UE
- Heat tracing upgrades
- Plant optimization & debottlenecking
- Footprint expansion

OPEX / Solutions
- Process heaters
- Tubing bundles
- Environmental heaters

M&A Scope
- Powerblanket

Digital Solutions
- First Genesis beta panel install
- Genesis Network

Embedded Team
- Embedded 12-person Thermon maintenance team on site and badged as customer employees

Outcomes

- Running proven playbook from CAPEX projects to OPEX solutions
- Capturing opportunities through upgrades, MRO, and digital solutions
- “Operationally Entangled” with customer
- Higher ROI for customer
- Drives margins and recurring revenue

THERMON March 2026 45

Sustainable Growth Strategy Enables Long-term Value Creation

Growth Enablers

Decarbonization

Digitization

Diversification

Strategic M&A

Secular Tailwinds

+

Profitability Enablers

Top Quartile Gross Margin

Value Gap Management

Scalable SG&A

Favorable Product Mix

+

Financial Differentiators

Asset Light

Strong and Flexible Balance Sheet

+

Relentless Improvement



Care for our employees, customers, and suppliers.
Collaborate to create the highest-quality products.
Commit to performance and operational excellence.
Protecting Safety and Sustainability
Empowering Our People
Delivering Exceptional Value
Responding Quickly to Opportunities
Performing With Speed and Agility
Innovating Products and Processes
THERMON
Relentlessly Improving

=

FY2026 Goals

Attractive ROIC

~24% Adj. EBITDA Margin

Strong Free Cash Flow

March 2026

46

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